Telix Pharmaceuticals Limited ACN 616 620 369 55 Flemington Road North Melbourne Victoria, 3051 Australia ASX ANNOUNCEMENT Page 1 Telix Appoints David Gill as Chair • David Gill appointed Chair of the Telix Board, effective immediately. • Mr. Gill joined Telix as a Non-Executive Director in May 2026, with the intention that he would become Chair. • Dr. Mark Nelson will continue to serve on the Board as a Non-Executive Director, having served as interim Chair. Melbourne (Australia) and Indianapolis, IN (U.S.) – September 1, 2026. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX, “Telix” or the “Company”) today announces that David Gill has been appointed Chair of the Board, effective immediately. Mr. Gill joined Telix as a Non-Executive Director in May 2026 as part of the Company’s Board expansion and succession planning1, with the intention that he would be appointed Chair in due course. He succeeds Dr. Mark Nelson, who has served as interim Chair and will remain on the Board as a Non-Executive Director. Mr. Gill is a life sciences executive with over 35 years’ experience in senior general management and financial leadership roles across commercial and clinical-stage biopharmaceutical (including radiopharmaceutical development, manufacturing and supply chain) and medical device companies. He currently serves on the boards of Evolus, Inc. (NASDAQ: EOLS), Allucent LLC, Bridge to Life Ltd, RapidPulse Inc., and huMannity Medtec. Mr. Gill brings deep expertise in capital markets, scaling businesses, governance and corporate turnaround strategy and has served as Chief Financial Officer or President of multiple publicly traded companies, including EndoChoice Holdings, Inc. (NYSE: GI, acquired by Boston Scientific), INC Research (NASDAQ: INCR, now Syneos Health), and CTI Molecular Imaging (NASDAQ: CTMI, acquired by Siemens). He holds a B.S. in Accounting from Wake Forest University and an MBA from Emory University. Telix Managing Director and Group CEO, Dr. Christian Behrenbruch, said, “I am delighted to welcome David as Chair of Telix. His global life sciences leadership – including extensive experience in radiopharmaceuticals – along with financial and capital markets expertise, will be invaluable as Telix continues to scale. I would also like to thank Mark for his leadership as interim Chair and look forward to his continued contribution as a Non-Executive Director.” About Telix Pharmaceuticals Limited Telix Pharmaceuticals (ASX: TLX, NASDAQ: TLX) is a commercial-stage global radiopharmaceutical company, advancing targeted theranostics to improve outcomes for people with cancer across the patient journey. Theranostics pairs a precision diagnostic with a targeted therapy to both diagnose and treat disease. Telix's commercial franchise is anchored by its prostate cancer imaging portfolio: Illuccix® (kit for the preparation of gallium-68 gozetotide injection), commercially available in 22 countries including the U.S. and Gozellix® (kit for the preparation of gallium-68 gozetotide injection), approved by the U.S. Food and Drug Administration (FDA). The Company's late-stage therapeutic pipeline includes three investigational assets in pivotal-stage trials: TLX591-Tx (lutetium-177 (177Lu) rosopatamab 1 Telix ASX disclosure April 2, 2026.

Page 2 tetraxetan) in prostate cancer, TLX101-Tx (131I-iodofalan) in recurrent glioblastoma, and TLX250- Tx (lutetium (177Lu) girentuximab tetraxetan) in kidney cancer, additionally complemented by a deep pipeline of next generation candidates. Telix is headquartered in Melbourne, Australia, with operations across North America, Europe, Latin America and Asia-Pacific. For more information, visit www.telixpharma.com or follow Telix on LinkedIn, X and Facebook. Investor Relations Annie Kasparian annie.kasparian@telixpharma.com Charlene Jaw charlene.jaw@telixpharma.com This announcement has been authorized for release by the Telix Pharmaceuticals Limited Disclosure Committee on behalf of the Board. Legal Notices Cautionary Statement Regarding Forward-Looking Statements. You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website. The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification.  To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement. This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress, completion and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix’s business, including as a result of war or other geopolitical conflicts; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward- looking statements. Trademarks and Trade Names. All trademarks and trade names referenced in this press release are the property of Telix Pharmaceuticals Limited (Telix) or, where applicable, the property of their respective owners. For convenience, trademarks and trade names may appear without the ® or ™ symbols. Such omissions are not intended to indicate any waiver of rights

Page 3 by Telix or the respective owners. Trademark registration status may vary from country to country. Telix does not intend the use or display of any third-party trademarks or trade names to imply any affiliation with, endorsement by, or sponsorship from those third parties. ©2026 Telix Pharmaceuticals Limited. All rights reserved.